FOOTNOTES

(1) WQN, Inc. will have the right to convert all or any portion of the then aggregate outstanding principal amount of the Note, together with accrued interest and outstanding fees, into (a) shares of VoIP, Inc. ("VoIP") preferred stock, if VoIP has filed a certificate of designation establishing VoIP preferred stock, or (b) into shares of VoIP's common stock, par value $0.001 per share ("VoIP Common Stock"), if VoIP has not filed a certificate of designation establishing VoIP preferred stock. If the Note is converted into shares of VoIP preferred stock, the number of shares of VoIP preferred stock into which the Note will be converted will be equal to (i) the sum of (x) the principal amount due under the Note, and (y) the amount of accrued but unpaid interest thereon (plus any outstanding fees), divided by (ii) ten (the "Conversion Amount"). If the
     Note is converted into VoIP Common Stock, the number of shares of VoIP Common Stock into which the Note will be converted will be equal to the product of (A) the Conversion Amount, and (B) 9.43. The Conversion Amount of the Note will be subject to adjustment for any stock splits, combinations, stock dividends or mergers, consolidations or sales of VoIP's assets. The Conversion Amount will also be subject to a weighted average adjustment for dilutive issuances (or deemed issuances) of VoIP Common Stock. Any shares of preferred stock received upon conversion of the Note may be convertible into VoIP Common Stock at a conversion rate equal to (x) ten divided by (y) a conversion price of $1.06 per share. The Note will be automatically converted upon the filing of a certificate of designation establishing VoIP Series A Convertible Preferred Stock. On the date of issuance, the Note was convertible into 370,000 shares of preferred stock and 3,489,100 shares of VoIP Common Stock.